SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*
StepStone Group Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

85914M107
(CUSIP Number)

H. Steven Walton
Frederic Dorwart, Lawyers PLLC
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ARG Private Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,993,044

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,993,044

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,993,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

1	NAMES OF REPORTING PERSONS
Argonaut Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,993,044

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,993,044

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,993,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Sanford Energy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,830,328

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,830,328

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,830,328

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
George B. Kaiser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,993,044

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,993,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,993,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Robert A. Waldo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,500

	8	SHARED VOTING POWER
4,993,044

	9	SOLE DISPOSITIVE POWER
62,500

	10	SHARED DISPOSITIVE POWER
4,993,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,055,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This Statement amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020 (as amended by this Statement, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on September 22, 2020.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:

1.	ARG Private Equity, LLC (f/k/a Argonaut Private Equity, L.L.C.) (“ARG PE”);
2.	Argonaut Holdings, L.L.C. (“Argonaut Holdings”);
3.	Sanford Energy, Inc. (“Sanford”);
4.	George B. Kaiser (“Mr. Kaiser”); and
5.	Robert A. Waldo (“Mr. Waldo”).

The foregoing persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single. joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. Sanford and Mr. Waldo expressly disclaim membership in any group.

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an exchange agreement with the direct partners of StepStone Group LP (the “Partnership”), including Argonaut Holdings and Sanford, that entitled those partners (and certain permitted transferees thereof) to exchange their Class B units in the Partnership (the “Class B Units”) together with an equal number of shares of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”) for shares of Class A Common Stock on a one-for-one basis or, at the Issuer’s election, for cash.

(a)	As of the date of this statement:
(i)	Argonaut Holdings beneficially owns 4,993,044 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;
(ii)	ARG PE may be deemed to beneficially own the 4,993,044 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as the manager of Argonaut Holdings;
(iii)	Sanford beneficially owns 3,830,328 shares of Class A Common Stock as the direct holder of a corresponding number of Class B units; and
(iv)
Mr. Kaiser beneficially owns the 4,993,044 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as the majority owner of ARG PE, which is the manager of Argonaut Holdings; and

(v)
Mr. Waldo beneficially owns 62,500 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units and may be deemed to beneficially own the 4,993,044 shares of Class A Common Stock and corresponding number of Class B Units directly held by Argonaut Holdings as a manager and Vice President of ARG PE, which is the manager of Argonaut Holdings.

In addition, ARG PE owns a minority equity interest in Sanford. ARG PE, Mr. Kaiser and Mr. Waldo disclaim any beneficial ownership over securities held by Sanford.  Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein.

 (b), (c)

•	The principal business address of the Reporting Persons is 6733 South Yale Avenue, Tulsa, Oklahoma 74136.
•	The principal business of ARG PE and Argonaut Holdings is to engage in the acquisition, retention, holding and divestment of investments.
•	The principal business of Sanford is to engage in the acquisition, retention, holding and divestment of investments.
•	Mr. Kaiser is the sole member of ARG PE. The principal occupation for Mr. Kaiser is a private investor.
•	Mr. Waldo is an adviser to Sanford, a manager and Vice President of ARG PE and the President of Kaiser-Francis Oil Company. Mr. Waldo also serves as a member of the board of directors of the Issuer.

(d) - (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

•	ARG PE is a limited liability company organized under the laws of the State of Oklahoma.
•	Argonaut Holdings is a limited liability company organized under the laws of Oklahoma.
•	Sanford is a Delaware corporation.
•	Messrs. Kaiser and Waldo are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Certain of the Reporting Persons participated as selling stockholders in an underwritten public offering of shares Class A Common Stock of the Issuer, which closed on March 23, 2021 (the “2021 Offering”). In connection with the 2021 Offering, Argonaut Holdings (the “Selling Stockholder”) sold 1,439,814 shares of Class A Common Stock. The Issuer did not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholder.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 to this Amendment No. 1 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, the Issuer's directors and executive officers and the selling stockholders in the 2021 Offering, including Argonaut Holdings, agreed that, without the prior written consent of the underwriters for the 2021 Offering, they will not, subject to limited exceptions, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of Class A Common Stock or securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock for a period of 90 days after the date of the prospectus for the 2021 Offering.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
ARG Private Equity, LLC	4,993,044	11.5%
Argonaut Holdings, L.L.C.	4,993,044	11.5%
Sanford Energy, Inc.	3,830,328	9.1%
George B. Kaiser	4,993,044	11.5%
Robert A. Waldo	5,055,544	11.6	2%
Total for Group	8,885,872	18.8%

(1)
Based on 38,437,500 shares of Class A Common Stock issued and outstanding upon the closing of the 2021 Offering, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person exchanges their Class B Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 1 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected in the 60 days prior to the date of this Statement.

Reporting Person	Number of Class B Units Exchanged	Number of Shares of Class B Common Stock Redeemed and Cancelled	Number of Shares of Class A Common Stock Sold	Date of Transaction
ARG Private Equity, LLC	1,439,814	1,439,814	1,439,814	3/23/2021
Argonaut Holdings, L.L.C.	1,439,814	1,439,814	1,439,814	3/23/2021
Sanford Energy, Inc.	—	—	—	—
George B. Kaiser	1,439,814	1,439,814	1,439,814	3/23/2021
Robert A. Waldo	1,439,814	1,439,814	1,439,814	3/23/2021
Total for Group	1,439,814	1,439,814	1,439,814

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the 2021 Offering, the Issuer, the Issuer's directors and executive officers and the selling stockholders in the 2021 Offering, including Argonaut Holdings entered into lock-up agreements as described in Item 4.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1.
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Form of Lock-Up Agreement. (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on March 16, 2021).

3.	Eighth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

6.	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2021

ARG PRIVATE EQUITY, LLC	ARGONAUT HOLDINGS, L.L.C.
By: ARG PRIVATE EQUITY, LLC
/s/ Frederic Dorwart	Its Manager
Frederic Dorwart
Manager	/s/ Frederic Dorwart
Frederic Dorwart
SANFORD ENERGY, INC.	Manager

/s/ Frederic Dorwart	/s/ Frederic Dorwart, Attorney-in-fact
Frederic Dorwart	GEORGE B. KAISER
President

/s/ Robert A. Waldo
ROBERT A. WALDO